Exhibit 99.1

ALTAGAS IDEMITSU JOINT VENTURE LIMITED PARTNERSHIP RECEIVES NOTICE FROM SAM HOLDINGS LTD. EXERCISING A PUT OPTION WITH RESPECT TO ITS APPROXIMATELY 1/3 INTEREST IN PETROGAS ENERGY CORP.

Calgary, Alberta (January 2, 2020)

AltaGas Ltd. (AltaGas) (TSX:ALA) advises that AltaGas Idemitsu Joint Venture Limited Partnership (AIJV) has received notice (the Put Notice) from SAM Holdings Ltd. (SAM) of its exercise of a put option (the Put Option) with respect to SAM’s approximately 1/3 interest in Petrogas Energy Corp. (Petrogas). AIJV, a limited partnership owned 50 percent by AltaGas and 50 percent by Idemitsu Kosan Co., Ltd. (Idemitsu), owns the other approximately 2/3 of the outstanding common shares of Petrogas. AIJV is currently evaluating the Put Notice.

Pursuant to the Petrogas unanimous shareholders agreement, a valid exercise of the Put Option by SAM after October 1, 2019, triggers a requirement for AIJV to purchase SAM’s approximately 1/3 interest in Petrogas at the fair market value thereof, as determined by independent valuators. AltaGas anticipates funding its portion of any such obligation with internal cash flow, the sale of remaining non-core assets and debt.

Petrogas provides oil and NGL marketing and supply services to propane retailers, refiners and petrochemical producers across North America. Petrogas also owns and operates the Ferndale, WA LPG export facility, the only operating LPG export terminal on the US Pacific Coast, and certain LPG storage assets, which are complementary to AltaGas’ existing Midstream value chain and energy export strategy on the west coast.

ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries: 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries: 1-587-955-4519 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words “expect”, “intends”, “may”, “will”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. In particular, this press release contains forward-looking statements relating to the exercise of the Put Option, the possible acquisition of SAM’s interest in Petrogas and the terms and funding thereof.  Forward-looking statements are based on a number of material factors, expectations and assumptions of AltaGas which have been used to develop such statements but which may prove to be incorrect. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond AltaGas’ control. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur. Additional information regarding some of these risks, expectations and assumptions may be found in AltaGas’ Annual Information Form and Management’s Discussion and Analysis prepared for the year ended December 31, 2018 and three and nine months ended September 30, 2019. The forward-looking statements contained in this press release are made as of the date hereof and AltaGas undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.